SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 6-K

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of December 2002

                                NASPERS LIMITED

                (Translation of registrant's name into English)

                                40 Heerengracht
                                Cape Town, 8001
                                 South Africa

                   (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F  x                       Form 40-F
                    ---                                ---

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes                                No  x
              ---                               ---



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                                 EXHIBIT LIST
                                 ------------

                                                                Sequential
Exhibit     Description                                         Page Number
-------     -----------                                         -----------

99.1        Press Release, MIHL merger completed - Naspers
            Lists on Nasdaq, dated December 23, 2002.

                                  SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            NASPERS LIMITED

Date: December 23, 2002                     by:/s/ Stephen J. Z. Pacak
                                               ------------------------------

                                            Name:  Stephen J. Z. Pacak
                                            Title: Director